Hewlett-Packard Company 3000 Hanover Street Mail Stop 1050 Palo Alto, CA 94304-1112 www.hp.com

David Ritenour Senior Counsel Corporate, Securities and M&A (650) 857-3059 Tel (650) 852-8452 Fax david.ritenour@hp.com	VIA EDGAR July 31, 2006 Ms. April Coleman U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:     Hewlett-Packard Company
           Form 10-K for the Fiscal Year Ended October 31, 2005
           Filed December 21, 2005
           Form 8-K Filed November 17, 2005
           Form 8-K Filed February 15, 2006
           Form 8-K Filed May 16, 2006
           Form 8-K Filed June 6, 2006
File No. 001-04423
Dear Ms. Coleman:

Thank you for your letter dated July 19, 2006 with regard to the above-referenced filings. As you and I have discussed, we hereby request an extension until August 18, 2006 to respond to the Staff’s comments.
Please feel free to contact me at (650) 857-3059 if you have any questions about this request.
Very truly yours, /s/ David Ritenour David Ritenour